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                              May 2, 2024

       Bennett Yankowitz
       Chief Financial Officer
       RocketFuel Blockchain, Inc.
       201 Spear Street
       Suite 1100
       San Francisco, California 94105

                                                        Re: RocketFuel
Blockchain, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Responses dated
February 27, and April 9, 2024
                                                            File No.
033-17773-NY

       Dear Bennett Yankowitz:

              We have reviewed your February 27 and April 9, 2024 responses to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18,
       2024 letter.

       Form 10-K for the Fiscal Year Ended March 31, 2023

       General

   1. We note your response to prior comment 1. Please provide proposed disclosure for inclusion in future
filings to reconcile your statement that you have no plans to issue any tokens, with disclosure
related to a "cryptocurrency token sale" on page 10, "digital tokens that [you] may issue"
and "any tokens that [you] may issue" on page 16, and a "token generation event (TGE)
or similar financing (a 'Token Transaction')" on page 30.
   2. We note your response to comment 11 of our letter dated March 15, 2023 that you do not intend to develop any
NFTs. We further note the page on your website: RocketFuel   s
                                                        Crypto Loyalty Program:
How NFTs Can Help Your Business

(https://rocketfuel.inc/rocketfuels-crypto-loyalty-progr
am-how-nfts-can-help-your-
 Bennett Yankowitz
RocketFuel Blockchain, Inc.
May 2, 2024
Page 2
         business/), where you discuss how merchants can use NFTs in your crypto loyalty program to reward customers. Please provide proposed disclosure that you will include in future filings describing the characteristics of the NFTs that can be created, offered, or exchanged through your crypto loyalty program and tell us how you will conduct this program in compliance with the federal securities laws, including how you will ensure that any offering and secondary trading of the NFTs is in compliance with federal securities laws.
Business
Our Growth Strategy, page 6

3. We note your response to prior comment 3. Please provide us with proposed disclosure that you will include in future filings disclosing the date and the material terms and conditions, including the term and termination provisions, of your Strategic Alliance
         Agreement with ACI Worldwide to make your "cryptocurrency payment solution"
         available to its merchant customers through their ACI portals. Additionally, please file the agreement as an exhibit to your next periodic report, or advise. Risk Factors, page 7

4. Refer to your response to prior comment 5. We note the statement in the first paragraph of your proposed risk factor that "There also remains significant unclarity over whether individual cryptocurrencies or cryptocurrencies backed by local currencies (stablecoins)
         will be deemed as 'securities.'" Likewise we note the statement in the fifth paragraph that
         "the application of securities laws to the specific facts and circumstances of cryptocurrencies may be... subject to change." Please revise to remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
         Additionally revise to clarify what you are referring to with the phrase "[s]uch statements," in light of the revisions you are making.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

5. We acknowledge your response to prior comment 9. In each step of the transaction, explain who possesses and controls the crypto assets and why with support for how you determined that entity has possession and/or control. Additionally, please tell us whether you obtain ownership of the crypto assets at any step of the transaction and record it as an
FirstName LastNameBennett Yankowitz
       asset on your balance sheet. Provide separate information to the extent the steps are
Comapany    NameRocketFuel
       different               Blockchain,
                 for U.S. vs. non-U.S.      Inc.
                                       transactions or merchant services
agreements with
       ecommerce
May 2, 2024 Page 2  merchants  and B2B   cross-border transfers.
FirstName LastName
 Bennett Yankowitz
FirstName
RocketFuelLastNameBennett
            Blockchain, Inc. Yankowitz
Comapany
May  2, 2024NameRocketFuel Blockchain, Inc.
May 2,
Page 3 2024 Page 3
FirstName LastName
       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact
David Gessert at 202-551-2326 or John Dana Brown at 202-551-3859 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets